Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Amcor Limited

Subject Company: Bemis Company, Inc.

Commission File Number: 001-5277

NewsRelease 11 October 2018 AMCOR LIMITED, ANNUAL GENERAL MEETING THURSDAY, OCTOBER 11, 2018 CHAIRMAN’S ADDRESS Slide 1 – Amcor AGM slide Slide 2 and 3 – Disclaimer Slide 4 – Chairman title slide What I will do this morning is give you a summary of Amcor’s 2018 results and then go to an overview of Amcor’s long-term strategy, highlighting the strong and consistent execution which has resulted in excellent financial performance and shareholder returns. Then as we look ahead, the Company is entering what will be a truly transformational period, and I will touch upon two of the key reasons – the opportunity presented by sustainability and what will be the company’s largest acquisition to date - the combination with Bemis. Slide 5 – Safety I will start the same way we begin all meetings at Amcor, with safety performance. Safety is always Amcor’s top priority and the goal is to have ‘no injuries’. In the 2018 financial year the lost time injury frequency rate was 1.0 and the recordable case frequency rate was 2.6. These are the two key performance indicators measuring the number of incidents per million hours worked. Pleasingly, we are seeing good progress in the first quarter of 2019 with a 15% reduction in lost time frequency rate and a 5% reduction in recordable case frequency rate compared with the average for the 2018 financial year. These metrics compare favourably with similar companies, and while more than half of Amcor locations were ‘injury free’ last year, there is still more work to do to reach our goal of ‘no injuries’ at all.

Slide 6 – 2018 financial summary Looking at the 2018 financial results. During the year the US dollar depreciated, and had a positive impact on reported results. This arises because Amcor generates more than half of its earnings in currencies other than the US dollar, and we translate those earnings into US dollars for reporting purposes. In discussing the result, I will refer to constant currency earnings, which we believe is the best way to understand the operating performance of the company. After many years of strong financial performance, this was a trying year for Amcor and the industry. Market conditions were relatively difficult with raw material cost inflation, and weaker beverage volumes in North America persisting through the year. Combined these challenges resulted in a significant headwind to earnings growth. However, at the same time, 2018 underscored two fundamental reasons why we remain very positive about our future prospects and strategy. Firstly, the quality and defensiveness of the core business, and the strength and adaptability of the Amcor team. The business was able to respond well with cost and pricing actions, and in doing so, largely offset these headwinds. Profit before interest and tax was down 3% and earnings per share was in line with last year at 63 US cents per share. Cash flow and Return on Average Funds Employed remained strong and, coupled with our confidence in the earnings growth capacity of the business, enabled the Board to increase the annual dividend by 5% to 45 US cents per share. In terms of the balance sheet, the primary objective has always been to maintain an investment grade credit rating, which is well supported by our strong metrics and solid cash generation of almost US$200 million through the year. The business continues to be in a good position, with access to a diverse range of funding sources, an appropriate combination of fixed and floating debt, and a well-balanced mix of currencies. Most importantly, this means the balance sheet continues to provide capacity to invest in future growth as well as pay dividends. Slide 7 – 2018 full year result by segment Earnings in the flexible packaging business were modestly lower than the prior year, while margins and returns remained strong and in line with last year. The global flexible packaging industry experienced meaningful increases in raw material costs and this had a net adverse impact on earnings in the segment of approximately US$43 million. It is important to note that we recover those cost increases through higher selling prices, but there is a normal time lag which creates the adverse short-term impact on earnings that we saw last year. 2

Pleasingly, cost performance across the business was excellent, and earnings benefited from the exceptional progress we’ve made in the final stages of the restructuring program, which this year delivered a total benefit of approximately US$36 million. Across the segment we saw good sales growth in the Food Europe, Capsules and Global Healthcare businesses. The Rigid Plastics business faced a challenging year in 2018 and earnings were lower compared to the same period in the prior year. Weak customer and market volumes reduced demand for beverage containers and closures in North America. The business achieved some new business wins, and maintained share with existing customers, but volumes were lower than the prior year given a softer overall market and adverse customer mix. Within the Specialty Container business, earnings were higher than last year reflecting benefits of approximately US$10 million from the recently acquired Sonoco business. In Latin America, economic conditions remained mixed but overall earnings were in line with the same period last year. We also announced restructuring initiatives to reduce costs and better position the business for higher earnings leverage as volumes recover. These initiatives will deliver benefits of US$15 to US$20 million by the end of the 2020 financial year Slide 8 – Amcor strategy Turning to the longer term, Amcor has a consistent and well understood strategy that has been in place for many years. Ron walked through this strategy in detail at last year’s AGM, so the three elements may be familiar to you. With a focused portfolio of businesses and differentiated capabilities, Amcor’s winning aspiration is to be THE leading global packaging company. Strong and consistent execution against this strategy has in turn led to outstanding financial performance Slide 9 – Strong financial metrics and consistent margin improvement On this slide you see that EBIT margins have almost doubled over the last 10 years from 7% to around 12%, which puts Amcor at or near the top of large scale players in the packaging industry. And that margin expansion means return on capital today, measured as pre-tax Return on Average Funds Employed, is almost 20%, and well above our weighted average cost of capital. This strong financial performance has also been reflected in shareholder returns Slide 10 – Strong returns for shareholders The board’s aim for shareholders is to develop superior returns over time. 3

This slide shows over the last decade Amcor’s Total Shareholder Returns against the broader Australian market. The light blue line is Amcor and the black line is the Australian market index. Since July 2008, the Amcor share price has increased almost 200 per cent from $4.90 to $13.50. Including dividends paid over that time, Amcor shareholders have received a total return on their investment of well over 300 per cent over the past 10 years. Slide 11 – Amcor strategy Returning to Amcor’s strategy I would also like to focus on what Amcor’s winning aspiration means. To be THE leading global packaging company means winning for a range of key stakeholders that rely on Amcor in some way for their own success. This includes customers, employees and of course, you as shareholders. But today, more so than at any other time, it also means winning for the environment. Slide 12 – Winning for the environment Plastic packaging is vital for assuring the safety and performance of thousands of products, and the packaging that Amcor makes extends the shelf life of food, protects and preserves healthcare products, and adds convenience and functionality to a variety of consumer staples. We also understand that the environment must be protected and enhanced by what we do. The packaging we design and make, and the efficiency of our own operations must constantly improve. In January, Amcor became the first global packaging company to pledge to develop all our packaging to be recyclable or reusable by 2025, to significantly increase our use of recycled materials, and to work with others to drive greater recycling of packaging around the world. This is something that the Company and your Board of Directors are passionate about. We believe it will be an integral part of Amcor’s future opportunities, and our ability to differentiate, succeed and grow. Ron will elaborate on some of the specific initiatives being pursued shortly, but I would also encourage all shareholders to refer to Amcor’s 2018 Sustainability report, for more detail on Amcor’s approach to sustainability, what we have achieved to date and our future goals. This report has been made available today. Slide 13 – Amcor and Bemis combination Finally, before handing over to Ron I would also like to make a few comments on what will be Amcor’s largest acquisition to date. In early August, we announced that Amcor would acquire Bemis, the largest supplier of flexible plastic packaging in the Americas, in an all-stock transaction which has the unanimous support of the Boards of Directors of both companies. 4

This combination will be transformational, making Amcor the global leader in consumer packaging. In terms of strategic significance, only our 2010 acquisition of Alcan’s consumer packaging operations, which set Amcor on the path to becoming a global packaging leader, is comparable. We believe this transaction is a highly compelling opportunity to create value for shareholders, through attractive returns well above Amcor’s weighted average cost of capital, earnings accretion, a stronger financial profile, and increased liquidity for investors. The transaction, on the terms previously announced, will be put to shareholders for a vote and we are on track to complete the transaction in the March 2019 quarter. Slide 14 – Chairman title slide This is a time of great opportunity and transformation for Amcor. We are confident that our strategy will continue to drive consistent benefits for all stakeholders, we are focused on the opportunity presented by sustainability, and we are excited by the Bemis combination, which will strengthen our industry leading value proposition for customers, employees and the environment. Before closing this address, I’d like to thank my colleagues on the Board for their continued support and wise counsel. And on behalf of myself and the other Directors, I would like to thank Amcor co-workers worldwide for their commitment, efforts and performance over the past twelve months. We look forward to welcoming Bemis employees and new Directors into the Company in the coming months. Our appreciation extends also to all of our shareholders, and other stakeholders for your continued confidence and support. And with that, I will hand over to your Managing Director and CEO, Ron Delia. ENDS For further information please contact: Investors Tracey Whitehead +61 (0)3 9226 9028 Head of Investor Relations Amcor Limited About Amcor Amcor (ASX: AMC; www.amcor.com) is a global leader in developing and producing high-quality, responsible packaging for a variety of food, beverage, pharmaceutical, medical-device, home and personal care and other products. Amcor works with leading companies around the world to protect their products and the people who rely on them, differentiate brands, and improve supply chains, through a broad range of flexible packaging, rigid containers, specialty cartons, closures and services. The company’s 33,000 people generate more than US$9 billion in sales from operations that span some 200 locations in more than 40 countries. 5

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Amcor Limited (“Amcor”), its subsidiary Arctic Jersey Limited (“New Amcor”) and Bemis Company, Inc. (“Bemis”) have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements about the anticipated benefits of the contemplated transactions, including future financial and operating results and expected synergies and cost savings related to the contemplated transactions, the plans, objectives, expectations and intentions of Amcor, New Amcor or Bemis and the expected timing of the completion of the contemplated transactions. Such statements are based on the current expectations of the management of Amcor or Bemis, as applicable, are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. None of Amcor, New Amcor or Bemis, or any of their respective directors, executive officers or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur. Risks and uncertainties that could cause results to differ from expectations include, but are not limited to: uncertainties as to the timing of the contemplated transactions; uncertainties as to the approval of the transactions by Bemis’s and Amcor’s shareholders, as required in connection with the contemplated transactions; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary approval; the effects of disruption caused by the announcement of the contemplated transactions or the performance of the parties’ obligations under the transaction agreement making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the contemplated transactions may affect the timing or occurrence of the contemplated transactions or result in significant costs of defense, indemnification and liability; uncertainties as to the availability and terms of refinancing for the existing indebtedness of Amcor or Bemis in connection with the contemplated transactions; uncertainties as to whether and when New Amcor may be listed in the US S&P 500 index and the S&P / ASX 200 index; uncertainties as to whether, when and in what amounts future dividend payments may be made by Amcor, Bemis or New Amcor; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transactions; transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets; other risks and uncertainties discussed in Amcor’s disclosures to the Australian Securities Exchange (“ASX”), including the “2017 Principal Risks” section of Amcor’s Annual Report 2017; and other risks and uncertainties discussed in Bemis’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” section of Bemis’s annual report on Form 10-K for the fiscal year ended December 31, 2017. You can obtain copies of Amcor’s disclosures to the ASX for free at ASX’s website (www.asx.com.au). You can obtain copies of Bemis’s filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and none of Amcor, New Amcor or Bemis undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Legal Disclosures

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information Will Be Filed with the SEC

In connection with the contemplated transactions, New Amcor intends to file a registration statement on Form S-4 with the SEC that will include a joint proxy statement of Bemis and prospectus of New Amcor. The joint proxy statement/prospectus will also be sent or given to Bemis shareholders and will contain important information about the contemplated transactions. Shareholders are urged to read the joint proxy statement/prospectus and other relevant documents filed or to be filed with the SEC carefully when they become available because they will contain important information about Bemis, Amcor, New Amcor, the contemplated transactions and related matters. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Bemis, Amcor and New Amcor through the SEC’s website (www.sec.gov).

Participants in the Solicitation

Bemis, Amcor, New Amcor and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Bemis shareholders in connection with the contemplated transactions. Information about Bemis’s directors and executive officers is set forth in its proxy statement for its 2018 Annual Meeting of Shareholders and its annual report on Form 10-K for the fiscal year ended December 31, 2017, which may be obtained for free at the SEC’s website (www.sec.gov). Information about Amcor’s directors and executive officers is set forth in its Annual Report 2017, which may be obtained for free at ASX’s website (www.asx.com.au). Additional information regarding the interests of participants in the solicitation of proxies in connection with the contemplated transactions will be included in the joint proxy statement/prospectus that New Amcor intends to file with the SEC.